EXHIBIT 77C/77Q1
                  POLICIES WITH RESPECT TO SECURITY INVESTMENTS

Effective February 28, 2002, the Board of Trustees of Forum Funds amended the non-fundamental policies of Fountainhead Kaleidoscope Fund and Fountainhead Special Value Fund to permit each fund to invest up to 15% of its total assets in foreign securities.


Effective February 28, 2002, the Board of Trustees of Forum Funds amended the non-fundamental policies of Fountainhead Special Value Fund to permit the fund to invest in companies with market capitalizations between $500 million and $8 billion at the time of their purchase.


Effective February 28, 2002, the Board of Trustees of Forum Funds amended the non-fundamental policies of Fountainhead Kaleidoscope to permit the fund to invest in companies with market capitalizations of up to $2 billion.